UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. )*

Clarivate Plc
(Name of Issuer)

Ordinary shares, no par value per share
(Title of Class of Securities)

G21810109
(CUSIP Number)

Lauren Taylor Wolfe Christian Asmar Impactive Capital LP
450 West 14th Street, 12th Floor
New York, New York 10014

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2023
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21810109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,796,452
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,796,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,796,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. G21810109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,796,452
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,796,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,796,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21810109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,796,452
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,796,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,796,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G21810109	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,796,452
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,796,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,796,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G21810109	SCHEDULE 13D	Page 6 of 10 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	SECURITY AND ISSUER.

This statement relates to the Ordinary shares, no par value per share (the “Shares”), of Clarivate Plc, a public limited company organized under the laws of Jersey, Channel Islands (the “Issuer”). The address of the principal executive offices of the Issuer is 70 St. Mary Axe, London EC3A8BE, United Kingdom.

Item 2.	IDENTITY AND BACKGROUND.

	(a)	This statement is filed by:

(i) Impactive Capital LP, a Delaware limited partnership (“Impactive Capital”), as the investment manager of certain funds and/or accounts (the “Impactive Funds”), with respect to the Shares directly owned by the Impactive Funds;

(ii) Impactive Capital LLC, a Delaware limited liability company (“Impactive Capital GP”), as the general partner of Impactive Capital;

(iii) Lauren Taylor Wolfe, as a Managing Member of Impactive Capital GP; and

(iv) Christian Asmar, as a Managing Member of Impactive Capital GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

	(b)	The principal business address of each of the Reporting Persons is 450 West 14th Street, 12th Floor, New York, New York 10014.

	(c)	The principal business of Impactive Capital is serving as the investment manager of the Impactive Funds. The principal business of Impactive Capital GP is serving as the general partner of Impactive Capital (together with the Reporting Persons, the “Covered Persons”). The principal occupation of each of Ms. Taylor Wolfe and Mr. Asmar is serving as a Managing Member of Impactive Capital GP.

	(d)	No Covered Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	No Covered Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Each of Impactive Capital and Impactive Capital GP is organized under the laws of the State of Delaware. Each of Ms. Taylor Wolfe and Mr. Asmar is a citizen of the United States of America.

CUSIP No. G21810109	SCHEDULE 13D	Page 7 of 10 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares reported herein were purchased with working capital of the Impactive Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. An aggregate of approximately $301,453,778, including brokerage commissions, was used to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons purchased the Shares because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and intend to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other shareholders, industry analysts, existing or potential strategic partners or competitors and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, operations and expenses, strategic alternatives and direction, management, Board and management composition, environmental, social and governance considerations, and capital structure and allocation. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, considerations related to environmental, social and governance practices, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation; acquiring additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer or derivatives related thereto (collectively, the “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. G21810109	SCHEDULE 13D	Page 8 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

	(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The aggregate percentage of Shares reported to be beneficially owned by each Reporting Person is based upon 676,234,313 Shares outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 7, 2023.

	(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

	(c)	The transactions in the Shares effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule A and are incorporated herein by reference.

	(d)	No person other than the Reporting Persons and the Impactive Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

	(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On October 16, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement.

CUSIP No. G21810109	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2023

Impactive Capital LP

By:	Impactive Capital LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
Name: Lauren Taylor Wolfe
Title: Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
Name: Lauren Taylor Wolfe
Title: Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

CUSIP No. G21810109	SCHEDULE 13D	Page 10 of 10 Pages

SCHEDULE A

Transactions in the Shares of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the Shares effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

10/04/2023	78,933	6.32
10/05/2023	558,388	6.51	6.50 – 6.52
10/06/2023	569,921	6.47
10/09/2023	235,807	6.39
10/10/2023	536,418	6.72
10/12/2023	647,188	6.73
10/13/2023	60,878	6.73